05037159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49347

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH. D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mark Stewart Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18101 Von Karman Avenue, Suite 330
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stewart — (949) 955-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Stewart Securities, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 25th day of JANUARY, 2005

Virginia H Cook
Notary Public

M S Stewart
Signature

President
Title

VIRGINIA H. COOK
Commission # 1366080
Notary Public - California
Orange County
My Comm. Expires Aug 21, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mark Stewart Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Mark Stewart Securities, Inc.

I have audited the accompanying statement of financial condition of Mark Stewart Securities, Inc. (an S Corporation) as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Stewart Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 26, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Mark Stewart Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 95,514
Receivable from clearing firm	1,155
Deposits at clearing firm	25,044
Furniture and equipment, net of $12,571 accumulated depreciation	44,707
Securities, not readily marketable	1,650
Receivable from officer	8,000
Other receivables	1,000
Employee advance	1,401
Total assets	$ 178,471

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 259
Automobile loan payable	20,665
Total liabilities	20,924
Stockholder's equity	
Common stock, no par value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding	5,555
Retained earnings	151,992
Total stockholder's equity	157,547
Total liabilities and stockholder's equity	$ 178,471

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Income
For the year ended December 31, 2004

Revenue	
Commissions	$ 177,444
Realized gains (losses)	(825)
Other income	8,904
Total revenue	185,523
Expenses	
Commissions, trading fees and floor brokerage	5,066
Communications	7,020
Occupancy & equipment rental	29,410
Interest expense	2,258
Taxes, other than income taxes	3,557
Other operating expenses	33,966
Total expenses	81,277
Income (loss) before income taxes	104,246
Income tax provision	933
Net income (loss)	$ 103,313

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2004

	Common Stock	Retained Earnings	Total
Balance on January 1, 2004	$ 5,555	$ 48,679	$ 54,234
Net income (loss)	–	103,313	103,313
Balance on December 31, 2004	$ 5,555	$ 151,992	$ 157,547

The accompanying notes are an integral part of these financial statements.

Mark Stewart Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 103,313
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 5,343	
(Increase) decrease in:		
Accounts receivable	7,262	
Clearing deposit	(1,456)	
Employee advance	(1,401)	
(Decrease) increase		
Accounts payable	(5,482)	
Income taxes payable	(800)	
Total adjustments		3,466
Net cash and cash equivalents provided by (used in) operating activities		106,779
Cash flows from investing activities:		
Expired warrants	825	
Purchase of equipment and auto	(25,291)	
Net cash and cash equivalents provided by (used in) investing activities		(24,466)
Cash flows from financing activities:		
Principal	(2,577)	
Repayment of loan payable officer	(100)	
Collection of note receivable from office	19,786	
Net cash and cash equivalents provided by (used in) financing activities		17,109
Net increase (decrease) in cash and cash equivalents		99,422
Cash and cash equivalents at beginning of year (overdrawn)		(3,908)
Cash and cash equivalents at end of year		$ 95,514
Additional disclosures:		
Taxes paid	$ –	
Interest paid	$ 2,258	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mark Stewart Securities, Inc. (the "Company"), an S Corporation, was originally incorporated under the name "Trademark Investments, Inc.", on May 15th, 1996 in the state of California. On November 19, 2000, the Company changed its name to Mark Stewart Securities, Inc. The Company operates, a general securities business, specializing in Orange County stocks, including options, on a fully disclosed basis whereby it does not hold customer funds or securities, and Regulation D offerings on a best efforts basis.

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company has 175 clients, most in the Orange County area. About twenty-five to thirty (25-30) of the these clients generate 25% of the Company's revenue.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade basis. There is no material difference between trade date and settlement date accounting.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to a S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 27,036	5-7
Vehicles	30,242	5
	57,278	
Less: accumulated depreciation	(12,571)	
Furniture, equipment and vehicles, net	$ 44,707	

Depreciation expense for the year ended December 31, 2004 was $5,343.

The automobile is collateral for the loan payable. See Note 7.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of warrants in the NASDAQ Stock Market, Inc., that were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. The Company has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $1,650.

Note 5: RECEIVABLE FROM OFFICER

Amount due from officer is unsecured, non-interest bearing and due on demand. The officer is also the sole shareholder.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision of $933 represents the California state minimum tax . Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 7: AUTOMOBILE LOAN PAYABLE

Note payable to Long Beach Acceptance Corp., payable in 60 equal monthly installments of $529 (including interest at 12.99%), collateralized by an automobile with a net book value of $27,218 at December 31, 2004.

Cash payment for interest on this note was $2,258 for the year ended December 31, 2004.

Maturities of long term-debt

Year ending December 31,	Amount
2005	$ 3,890
2006	4,426
2007	5,036
2008	5,731
2009	1,582
	$ 20,665

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $100,789 exceeded the minimum net capital requirement by $95,789; and the Company's ratio of aggregate indebtedness ($20,924) to net capital was 0.21 to 1,which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 10: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a $19,518 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 120,307
Adjustments:		
Retained earnings	$ 17,748	
Furniture and equipment	(43,190)	
Securities, not readily receivable	825	
Non-allowable assets	5,099	
Total adjustments		(19,518)
Net capital per audited statements		$ 100,789

Mark Stewart Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Stockholder's equity		
Common stock	$ 5,555	
Retained earnings	151,992	
Total stockholder's equity		$ 157,547
Less: Non-allowable assets		
Furniture and equipment, net	(44,707)	
Securities, not readily marketable	(1,650)	
Other receivables	(2,401)	
Officer receivable	(8,000)	
Total non-allowable assets		(56,758)
Net Capital		100,789
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,395	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 95,789
Ratio of aggregate indebtedness to net capital	0.21:1	

There was a $19,518 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004.
See Note 10.

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Mark Stewart Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Mark Stewart Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Mark Stewart Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Mark Stewart Securities, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Mark Stewart Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 26, 2005